EXHIBIT 99.1

RADVISION Announces SCOPIA Interoperability with BroadSoft BroadWorks

SCOPIA Elite 5000 MCU and SCOPIA iVIEW Enable Global Service Providers to Add Flexible, Cost-Effective SIP-Based Video Conferencing to Unified Communications Portfolios

Press Release Source: RADVISION Ltd. On Wednesday September 7, 2011, 8:00 am EDT

TEL AVIV, Israel & FAIR LAWN, N.J.--(BUSINESS WIRE)-- RADVISION® Ltd. (NASDAQ:RVSN - News), a leading technology and end-to-end solution provider for unified visual communications, today announced the interoperability of both the SCOPIA Elite MCU Series and SCOPIA iVIEW Management Suite with BroadSoft’s BroadWorks® voice application server. The combination of SCOPIA video conferencing and telepresence solutions with BroadWorks enables service providers to incorporate SIP-based virtualized and hosted visual communications as part of their unified communications (UC) platforms.

BroadSoft® (NASDAQ:BSFT - News) is the leading global provider of software that enables mobile, fixed-line and cable service providers to deliver real-time communications over their IP networks. The firm’s BroadWorks platform delivers a broad range of unified communications services including video, voice, hosted call center, conferencing, messaging and mobility, for businesses and consumers worldwide.

“We are pleased that RADVISION’s SCOPIA platform has completed interoperability with BroadWorks,” said David Bukovsky, vice president, products, BroadSoft. “The SCOPIA solution for BroadWorks offers our service provider customers the opportunity to further differentiate their SIP-based video solutions.”

Explosive growth - hosted video communications

According to Wainhouse Research, the worldwide collaboration services market is expected to grow to more than $8.4 billion by 2014 (Report: Worldwide Collaboration Services Market Forecast & Provider Reviews, 2010). This opportunity, combined with the proliferation of unified communications and collaboration across globally dispersed organizations is helping to increase the adoption of affordable, standards-based video conferencing.

“Hosted video conferencing services are becoming an increasingly attractive option for businesses today, and offering high quality video as part of their service is a must for service providers of all sizes," said Roberto Giamagli, general manager of RADVISION’s Video Business Unit. “Adding the SCOPIA platform to BroadWorks enables service providers to easily and cost-effectively deploy and manage scalable standards-based video conferencing and deliver cloud-based services to their customers.”

Affordable, flexible video conferencing for the masses

The SCOPIA solution combined with the BroadWorks voice application server enables service providers to offer a comprehensive portfolio of UC solutions integrated with video, voice and content for businesses and consumers worldwide. For service providers offering a hosted video platform, SCOPIA iVIEW Management Suite software provides the intelligence for a distributed service and virtualizes conferencing capabilities. This deployment model allows BroadSoft partners and customers to benefit from redundancy, network traffic optimization, resource management along with very high scalability for cloud-based services. SCOPIA iVIEW also offers a comprehensive API enabling third parties to implement an operator free, self-service web portal for users to easily set up ad-hoc and scheduled meetings.

The RADVISION SCOPIA Elite MCU is a flexible multi-party conferencing solution that supports video systems utilizing both H.323 and Session Initiation Protocol (SIP) with connectivity for the latest HD video conferencing, telepresence and mobile devices. SCOPIA Elite’s efficient capacity model also enables up to four times the number of users to connect in resolutions lower than HD, providing cost-effective delivery of HD and standard definition video in a single platform. This functionality is implemented through SCOPIA Elite’s Advanced Telecommunications Computing Architecture (ATCA) for the stringent uptime and supportability requirements of service providers delivering cloud-based offerings.

SCOPIA Elite is also the industry's first standards-based MCU with embedded support for advanced H.264 Scalable Video Coding (SVC) technology. RADVISION’s SVC technology provides a high quality experience over unmanaged networks such as the public Internet, particularly benefitting desktop video conferencing users on the road or teleworkers from their home offices. This approach provides the benefits of high error resiliency while maintaining full interoperability and high quality with conferencing and telepresence systems not currently using SVC.

About RADVISION

RADVISION (NASDAQ:RVSN - News) is the industry’s leading provider of market-proven products and technologies for unified Visual Communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the Unified Communications evolution by combining the power of video, voice, data and wireless – for high definition Video Conferencing Systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

RADVISION and SCOPIA are registered trademarks of RADVISION, Ltd. All product and company names herein may be trademarks of their registered owners. All rights reserved © 2011 RADVISION, Ltd.

Contact:

RADVISION® Ltd.
Adi Sfadia, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Robert Romano, +1-512-328-4617
VP Enterprise Marketing
pr@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net